UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Millennial Media, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
60040N105
(CUSIP Number)

August 15, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040N105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Capital Holdings Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,986,456*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,986,456*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,986,456
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 4 of this Schedule.

**
Based on 81,356,553 shares of Common Stock, reported to be outstanding as of July 31, 2013 by the issuer in its quarterly report on Form 10-Q for the period ended June 30, 2013, as filed with the SEC on August 14, 2013.

CUSIP No. 60040N105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luo Qian Qian Chrissy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,986,456*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,986,456*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,986,456
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 4 of this Schedule.

**
Based on 81,356,553 shares of Common Stock, reported as outstanding as of July 31, 2013 by the issuer in its quarterly report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

CUSIP No. 60040N105	13G	Page 4 of 6 Pages

Item 1(a).  Name of Issuer

 Millennial Media, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

2400 Boston Street, Suite 201, Baltimore, Maryland 21224.

Item 2(a).  Name of Persons Filing

This statement on Schedule 13G is being filed by Fortune Capital Holdings Enterprises Limited (“Fortune Capital”) and its sole shareholder Luo Qian Qian Chrissy (“Ms. Luo”).

Item 2(b).  Address of Principal Business Office or, If None, Residence

 8 Stevens Road, Singapore 257819

Item 2(c).   Citizenship

Fortune Capital is a British Virgin Islands company and Ms. Luo is a citizen of Singapore.

Item 2(d).   Title of Class of Securities

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).   CUSIP No.

60040N105.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

(a)       Amount Beneficially Owned: Fortune Capital is the owner of 4,986,456 shares of Common Stock as of the date hereof (the “Shares”).  As the sole shareholder of Fortune Capital, Ms. Luo may be deemed to beneficially own the Shares.

CUSIP No. 60040N105	13G	Page 5 of 6 Pages

(b)       Percent of Class: 6.1%.  The percentages set forth on the cover sheet for each reporting person are calculated based on 81,356,553 shares of Common Stock, reported to be outstanding as of July 31, 2013 by the issuer in its quarterly report on Form 10-Q for the period ended June 30, 2013, as filed with the Securities and Exchange Commission on August 14, 2013.

(c)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.  Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 60040N105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2013

FORTUNE CAPITAL HOLDINGS ENTERPRISES LIMITED

By:	/s/ Luo Qian Qian Chrissy
	Name:	Luo Qian Qian Chrissy
	Title:	Director

/s/ Luo Qian Qian Chrissy
Luo Qian Qian Chrissy

Exhibit Index

Exhibit 99.01 -	Joint Filing Agreement dated August 23, 2013 between Fortune Capital Holdings Enterprises Limited and Luo Qian Qian Chrissy